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                                                                  Exhibit (b)(3)


     Commitment Letter, dated November 6, 1998, from NationsBank, N.A. to Roanoke Electric Steel Corporation.

November 6, 1998


Roanoke Electric Steel Corporation
102 Westside Boulevard
Roanoke, Virginia 24017

Attention:  Mr. John E. Morris
            Vice President - Finance

Dear John:

This letter will confirm that NationsBank, N.A. (the "Lender") has committed to provide to Roanoke Electric Steel Corporation (the "Company") up to $7.5 million of the Revolving Credit Facility and up to $37.5 million of the Term Loan Facility described in the commitment letter dated November 5, 1998, from First Union National Bank to the Company (the "First Union Commitment Letter").

The Lender's commitments described above are expressly subject to (i) satisfaction of each of the conditions precedent set forth in the First Union Commitment Letter, including, without limitation, the completion of a definitive credit agreement and related documentation acceptable to the Lender, and (ii) each of the other terms and conditions contained in the First Union Commitment Letter.

Sincerely,

s/ James D. Cockey
James D. Cockey
Senior Vice President


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